Exhibit 99.1

GERDAU S.A. and subsidiaries Quarterly Results - 1Q12	05/02/2012

Mission

To add value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in all of our business activities.

Values

To be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social, and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the main suppliers of special long steel in the world. With over 45,000 employees, Gerdau has industrial activities in 14 countries - operating in the Americas, Europe, and Asia - presenting a combined annual installed production capacity of over 25 million tons of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tons of scrap into steel every year, reinforcing the commitment with sustainability development of the regions where the Company operates. With over 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights of the First Quarter of 2012

	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Key Information	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Production (1,000 t)
Crude Steel (slabs/blooms/billets)	4,940	4,749	4%	4,732	4%
Shipments (1,000 t)	4,725	4,710	0%	4,709	0%
Net Sales (R$ million)	9,199	8,364	10%	9,066	1%
EBITDA (R$ million)	1,008	1,102	-9%	1,025	-2%
Net Income (R$ million)	397	409	-3%	472	-16%
Gross margin	12%	14%		13%
EBITDA Margin	11%	13%		11%
Shareholders’ equity (R$ million)	26,742	20,386		26,520
Total Assets (R$ million)	49,628	42,932		49,982
Gross debt / Total capitalization (1)	33%	41%		34%
Net debt / Total capitalization (2)	27%	37%		25%
Gross debt / EBITDA (3)	3.0x	2.9x		2.9x
Net debt / EBITDA (3)	2.2x	2.4x		2.0x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in the last 12 months

Global Steel Market

Steel Industry Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(Million tons)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Crude Steel
Brazil	8.7	8.5	2%	8.4	4%
North America (except Mexico)	26.5	24.4	9%	24.8	7%
Latin America (except Brazil)	7.9	8.1	-2%	8.9	-11%
China	174.2	170.0	2%	156.7	11%
Others	159.5	161.8	-1%	156.1	2%
Total(1)	376.8	372.8	1%	354.9	6%

Source: worldsteel and Gerdau.

(1) Statistics represent approximately 98% of total production related to 62 countries.

•      Global steel production showed a slight growth in 1Q12 compared to 1Q11 (see table above). All regions where Gerdau has operations recorded recoveries in production volume, except for Latin America, which has already reached high production levels. China remained an important player in the international market, with its production growing in 1Q12 compared to 1Q11, accounting for 46% of the global steel production. Average capacity use of global production reached 81% in March, 2012. All regions recorded growth compared to the 4Q11, mainly due to the historical year-end seasonality, except for the decrease in Latin America, which maintained high production levels by the end of the year.

•      On April, 27th 2012, the World Steel Association released its Short Range Outlook, presenting forecasts for apparent global steel consumption for the next two years. Worldsteel expects a 3.6% increase in the global steel demand for 2012 and 4.5% for 2013. Therefore, there was a reduction of the expansion expectations for the 2012 global steel consumption, mainly due to European economic crisis and slower growth on China. Worldsteel estimates that in 2013, apparent steel consumption in developed countries will still be approximately 14% below 2007 levels. In the same time, for emerging economies, consumption in 2013 should be 45% greater than what was recorded in 2007. According to the projections for 2013, developing economies are expected to account for approximately 73% of the global steel demand. In 2007, this rate was 61%.

Gerdau’s performance in the first quarter of 2012

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international financial reporting standards - IFRS, issued by the International Accounting Standards Board — IASB, and are also in compliance with the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issues by the Accounting Pronouncement Committee - CPC.

The information presented herein does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Business operations

Information in this report is presented in compliance with Gerdau’s corporate governance policy, namely:

•      Brazil (Brazil BO) — includes all operations in Brazil (except special steel) and the Colombia metallurgical coal and coke operation.

•      North America (North America BO) — includes all operations in North America, with the exception of Mexico and special steel.

•      Latin America (Latin America BO) — includes all operations in Latin American, except Brazilian operations and Colombian metallurgical coal and coke operation.

•      Special Steel (Special Steel BO) — includes special steel operations in Brazil, Spain, US and India.

As of 1Q12, Colombian metallurgical coal and coke operation, which was previously reported in the Latin America BO, have been consolidated into the Brazil BO. This change stems from the strategic decision to integrate this coal and coke operation with Gerdau Açominas, due to its increasing relevance in providing metallurgical coal to this mill.

Additionally, as of 1Q12, with the purpose of aligning this document to financial statements, comments have started to separate transactions occurred between the Business Operations, indicated in tables under the “Eliminations and adjustments” line, as well as the Company’s corporate expenses, which were previously reported under the Brazil BO.

Comparative quarters presented herein were adjusted to reflect such changes.

Crude Steel Production

Production	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(1,000 tons)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Crude Steel (slabs/blooms/billets)
Brazil	1,751	1,722	2%	1,874	-7%
North America	1,899	1,771	7%	1,670	14%
Latin America	470	430	9%	414	14%
Special Steel	820	826	-1%	774	6%
Total	4,940	4,749	4%	4,732	4%

•      On a consolidated basis, production growth in 1Q12 in relation to 1Q11 was driven by the increased demand in the North America BO, and the restocking process in order to meet expected demand for the remaining Business Operations in the following months.

•      Compared to 4Q11, consolidated production increased, influenced mainly by the increased demand in the North America BO. At the Brazil BO, raining season in the State of Minas Gerais, at the beginning of the year, hindered the supply of raw materials to the Gerdau Açominas, thus reducing production rates. As for the remaining Business Operations, production levels exceeded demand during the period, with the purpose of restocking in order to meet the demand in the following months.

Crude Steel Production

(1,000 tonnes)

Shipments

Consolidated Shipments (1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variação
(1,000 tonnes)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Brazil(2)	1,778	1,819	-2%	1,940	-8%
Domestic Market	1,269	1,172	8%	1,242	2%
Exports	509	647	-21%	698	-27%
North America	1,752	1,644	7%	1,607	9%
Latin America	671	638	5%	649	3%
Special Steel	698	740	-6%	692	1%
Eliminations and Adjustments	(174)	(131)	33%	(179)	-3%
Consolidated	4,725	4,710	0%	4,709	0%

(1) – Excludes shipments to subsidiaries

(2) –Excludes coke shipments

•      Consolidated shipments in 1Q12 remained stable, with different variations between Business Operations, compared to 1Q11. At the Brazil BO, domestic market shipments grew in line with expectations projected for 2012 full year. The Brazilian Housing Finance System, for example, recorded a 31% increase in the period between March 2011 and February 2012, compared to the same period in 2010/2011, according to data from the Central Bank of Brazil. Exports, however, decreased mainly due to the heavy rains during the beginning of 2012, which hindered production and delivery logistic at Gerdau Açominas. At the North America BO, increase in shipments was fueled by the continuous higher demand observed from clients in the manufacturing and energy industries, as well as the early stages of recovery in the non-residential segment. The PMI (Purchasing Managers Index) from the ISM - Institute for Supply Management, the main industrial production indicator in North America, reached 53.4 points in March 2012, considering that a rating of over 50 points indicates growth. According to the United States Census Bureau, non-residential construction investments grew 16% in the 1Q12, compared to the same period in 2011, totaling US$ 65 billion. At the Latin America BO, increase in shipments for Colombia, Peru, and Chile reflect the good demand from the construction sectors in these countries. At the Special Steel BO, decreased shipments were recorded in Brazilian units, mainly affected by the anticipation of heavy vehicle production at the end of 2011, due to the new “Euro 5” standard for diesel motors, in effect as of January 2012.

•      Consolidated shipments also remained stable, compared to 4Q11. At the Brazil BO, shipment drops derive from the decrease in exports, mainly due to the seasonality of the period and hindered supply of raw materials and delivery logistic at Gerdau Açominas, as mentioned above. At the North America BO, shipments increased, reaching the largest quarterly shipments since the September 2008 crisis.

Consolidated Shipments

(Excludes shipments to subsidiaries)

Net Sales

Net Sales	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Brazil	3,220	3,187	1%	3,558	-9%
Domestic Market	2,700	2,344	15%	2,629	3%
Exports (1)	520	843	-38%	929	-44%
North America	3,141	2,628	20%	2,817	12%
Latin America	1,149	949	21%	1,068	8%
Special Steel	1,855	1,754	6%	1,863	0%
Eliminations and adjustments	(166)	(154)	8%	(240)	-31%
Consolidated	9,199	8,364	10%	9,066	1%

(1) – Includes net sales from coke shipments.

•      In 1Q12, consolidated net sales grew compared to 1Q11, especially due to greater net sales per tonne sold in all business operations. In the North America and Latin America BOs, the increase in net sales also derived from higher shipments sold. In the Special Steel BO, increased net sales per tonne sold exceeded the decrease in shipments. In the Brazil BO, increase in shipments and net sales per tonne sold in the domestic market compensated the decrease in export shipments and prices.

•      Compared to 4Q11, consolidated net sales were relatively stable. In the North America and Latin America BOs, revenue increase derived mainly from greater shipments sold and an increase in net sales per tonne sold. In the Brazil BO, the decrease in net sales stemmed mainly from lower exports. This effect was partially mitigated by the better domestic market performance in the 1Q12 than 4Q11.

Cost of sales and gross margin

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
Cost of Goods Sold and Gross Margin		2012	de 2011	1Q12/1Q11	2011	1Q12/4Q11
Brazil	Net Sales (R$ million)	3,220	3,187	1%	3,558	-9%
	Cost of goods sold (R$ million)	(2,793)	(2,699)	3%	(2,995)	-7%
	Gross profit (R$ million)	427	488	-13%	563	-24%
	Gross Margin (%)	13%	15%		16%
North America	Net Sales (R$ million)	3,141	2,628	20%	2,817	12%
	Cost of goods sold (R$ million)	(2,806)	(2,321)	21%	(2,601)	8%
	Gross profit (R$ million)	335	307	9%	216	55%
	Gross Margin (%)	11%	12%		8%
Latin America	Net Sales (R$ million)	1,149	949	21%	1,068	8%
	Cost of goods sold (R$ million)	(1,035)	(818)	27%	(923)	12%
	Gross profit (R$ million)	114	131	-13%	145	-21%
	Gross Margin (%)	10%	14%		14%
Special Steel	Net Sales (R$ million)	1,855	1,754	6%	1,863	0%
	Cost of goods sold (R$ million)	(1,617)	(1,510)	7%	(1,616)	0%
	Gross profit (R$ million)	238	244	-2%	247	-4%
	Gross Margin (%)	13%	14%		13%
Eliminations and adjustments	Net Sales (R$ million)	(166)	(154)		(240)
	Cost of goods sold (R$ million)	159	149		270
	Gross profit (R$ million)	(7)	(5)		30
Consolidated	Net Sales (R$ million)	9,199	8,364	10%	9,066	1%
	Cost of goods sold (R$ million)	(8,092)	(7,199)	12%	(7,865)	3%
	Gross profit (R$ million)	1,107	1,165	-5%	1,201	-8%
	Gross Margin (%)	12%	14%		13%

•      In the comparison between 1Q12 and 1Q11, the higher cost of sales on a consolidated basis mainly reflects higher costs in raw materials. Such increase exceeded net sales per tonne sold, subsequently reducing the gross margin in all Business Operations. In the Brazil BO, particularly, greater costs were also influenced by the heavy rains during the beginning of 2012, which affected logistics, supply of raw materials, and production at Gerdau Açominas.

•      On a consolidated basis, in the comparison between 1Q12 and 4Q11, the gross margin decreased by one percentage point, due to the increase in raw material costs having exceeded the growth in net sales per tonne sold in the Brazil and Latin America BOs. Particularly in the North America BO, increase in shipments prompted a greater dilution of fixed costs, resulting in a three percentage point increase in the gross margin. In the Special Steel BO, variations in net sales and cost of sales remained stable.

Selling, general and administrative expenses

Selling, General and Adminstrative Expenses	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Selling Expenses	132	138	-4%	158	-16%
General and Administrative Expenses	467	441	6%	484	-4%
Total	599	579	3%	642	-7%
Net sales	9,199	8,364	10%	9,066	1%
% of net sales	7%	7%		7%

•      Selling, general and administrative expenses as a percentage of the net sales remained virtually stable in all comparison periods.

Equity Income

•      The jointly controlled entities and associate companies, whose results are calculated using the equity method, recorded shipments of 301,000 tonnes of steel in 1Q12, based on their respective equity interests, resulting in net sales of R$ 471 million.

•      Based on the performance of jointly controlled entities and associate companies, equity income was positive at R$ 31 million in 1Q12, compared to positive R$ 34 million in 1Q11 and negative R$ 22 million in 4Q11.

EBITDA

Breakdown of consolidated EBITDA (1)	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Net Income	397	409	-3%	472	-16%
Net financial result	97	171	-43%	82	18%
Provision for Income Tax and Social Contribution	76	74	3%	15	407%
Depreciation and Amortization	438	448	-2%	456	-4%
EBITDA	1,008	1,102	-9%	1,025	-2%
EBITDA margin	11%	13%		11%

(1) Includes the result of jointly controlled entities and associate companies, according to the equity income method.

Obs.: EBITDA is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered as an alternative to cash flow as an indicator of liquidity. EBTIDA is not standardized and therefore cannot be compared with EBITDA of other companies.

Reconciliation of consolidated EBITDA	1st Quarter	1st Quarter	4th Quarter
(R$ million)	2012	2011	2011
EBITDA (1)	1,008	1,102	1,025
Depreciation and Amortization	(438)	(448)	(456)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	570	654	569

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

EBITDA	EBITDA Margin

		1st Quarter	1st Quarter	Variation	4th Quarter	Variation
EBITDA by Business Operation		2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Brazil	EBITDA (R$million)	411	504	-18%	531	-23%
	EBITDA margin (%)	13%	16%		15%
North America	EBITDA (R$million)	330	332	-1%	187	76%
	EBITDA margin (%)	11%	13%		7%
Latin America	EBITDA (R$million)	92	115	-20%	95	-3%
	EBITDA margin (%)	8%	12%		9%
Special Steel	EBITDA (R$million)	260	251	4%	246	6%
	EBITDA margin (%)	14%	14%		13%
Eliminations and adjustments	EBITDA (R$million)	(85)	(100)		(34)
Consolidated	EBITDA (R$million)	1,008	1,102	-9%	1,025	-2%
	EBITDA margin (%)	11%	13%		11%

•      Consolidated EBITDA (net income before interest, tax, depreciation, and amortization), decreased in 1Q12 compared to 1Q11, consequently decreasing the margin (see tables above), due to the same factors explained before (see item “Cost of Sales and Gross Margin”).

•      In the Brazil BO, which accounted for 38% of the EBITDA in the period, the margin decreased due to the previously mentioned operational difficulties at Gerdau Açominas. The North America BO accounted for 30% of the EBITDA, presenting a lower margin compared to 1Q11, due to increased costs and lower equity income during the period. In the Latin America BO, which accounted for 8% of the EBITDA, the margin decreased due to the fact that greater raw material costs exceeded the increase in net sales per tonne sold. In the Special Steel BO, which accounted for 24% of the 1Q12 EBITDA, the margin remained stable throughout the compared periods.

•      In the comparison between 1Q12 and 4Q11, the consolidated EBITDA presented a slight decrease in absolute value. However, the margin remained unaltered. The decrease in the EBITDA’s absolute value and margin in the Brazil BO, due to the reasons mentioned above, was integrally offset by the improvement in the North America BO. The same offset occurred between the Latin America and Special Steel BOs.

Financial result

Financial result	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Financial revenue	81	58	40%	132	-39%
Financial expenses	(223)	(255)	-13%	(231)	-3%
Exchange variation, net	56	26	115%	14	300%
Gains (losses) with financial instruments, net	(11)	—	—	3	—
Financial result	(97)	(171)	-43%	(82)	18%

•      Compared to 1Q11, financial revenue and expenses in 1Q12 were positively affected by the public offering concluded on April 18, 2011. Part of the offering’s proceeds was used to prepay debt, which led to a reduction in financial expenses, while the remaining balance was held in cash, resulting in higher financial revenue.

•      It is important to emphasize that, pursuant to IFRS standards, the Company has assigned most of the debts in foreign currency acquired by companies in Brazil as a hedge for a portion of investments in subsidiaries abroad. As a result, the effects from exchange variation on such debts are recognized as shareholders’ equity, whereas the fiscal effect (income taxes) is recorded in the income statement. From April, 1st 2012 on, aiming to eliminate the Net Income volatility, since the income taxes is recorded for the total exchange variation over debt from Brazil, the Company opted to change the designated hedge amount of such debts. In this way, the exchange variation from US$ 1.9 billion will continue to be recorded directly on Equity Results whereas the exchange variation from the remained US$ 0.9 billion will be recorded in the income statement.

Net Income

Net Income	1st Quarter	1st Quarter	Variation	4th Quarter	Variation
(R$ million)	2012	2011	1Q12/1Q11	2011	1Q12/4Q11
Income before taxes (1)	473	483	-2%	487	-3%
Income tax and social contribution	(76)	(74)	3%	(15)	407%
Consolidated net income (1)	397	409	-3%	472	-16%

(1) Encompasses the results of associated companies and subsidiaries according to the equity accounting method.

•      Consolidated income before taxes in 1Q12 presented a slight decrease compared to 1Q11, reflecting the lower operating income, which was partially offset by the improved financial result stemming from the capital increase performed in April 2011.

•      Compared to 4Q11, consolidated income before taxes decreased due to the lower operating income achieved.

Dividends

•      Based on the results recorded on 1Q12, Metalúrgica Gerdau S.A. and Gerdau S.A approved the prepayment of the minimum mandatory dividend for the fiscal year of 2012, as provided below:

•          Payment date: May 23, 2012

•          Base date: shareholding position on May 11, 2012

•          Ex-dividend date: May 14, 2012

•          Metalúrgica Gerdau S.A.

•          R$ 32.5 million (R$ 0.08 per share)

•          Gerdau S.A.

•          R$ 102.1 million (R$ 0.06 per share)

Investments

•      In 1Q12, investments in fixed assets amounted R$ 691 million. Of this total, 70% was allocated to Brazilian units, and the remaining 30%, to units in other countries. Investments had been ongoing to startup the flat steel production (hot rolled strips mill), scheduled to the end of 2012, at Gerdau Açominas (Minas Gerais state). Additionally, the Company continued to expand the Special Steel capacity in Brazil and US, as well as the expansion of production on Cosigua mill (Rio de Janeiro state) and the implementation of a new rolling mill and sinter plant in India.

•      Investments in fixed asset planned for the period between 2012 and 2016 are estimated at R$ 10.3 billion, of which approximately 70% is allocated to Brazilian units, including both strategic and maintenance investments.

•      Investments to reach self sufficiency in iron ore at Gerdau Açominas is on schedule. Furthermore, is in place the second phase of the investment in iron ore, which refers to increase iron ore annual production capacity from 6.5 million tonnes today to 11.5 million tonnes in 2014.

•      This investment also comprehends an own logistic structure, including roads to facilitate the production transport and the installation of a new nine kilometers conveyor belt to deliver the raw material at Gerdau Açominas. Additionally, there is a final phase study to implement a railway terminal. The total investment for this project amount R$ 838 million to be concluded in 2014.

•      In 1Q12, new investments were approved in order to meet the increasing demand for special steel in the US automotive market. A new continuous casting will be installed at the St. Paul mill (Minnesota), expected to startup in 2014. The total investment is R$ 91 million and will add

90,000 tonnes per year, reaching 500,000 tonnes of annual capacity. A new bar inspection line will also be installed at the Monroe mill (Michigan) by 2013, increasing the mill’s product processing capacity. This investment amount R$ 39 million and is a complement from the investment previously announced , which will increase the rolling capacity in this mill from 470,000 tonnes to 720,000 tonnes in the coming years.

•      In Colombia, aiming to meet the increasing demand in the domestic market, the crude steel and rolling capacity will be expanded. Thus, the company will reach an annual capacity of 950,000 tonnes of crude steel and 1.1 million tonnes of rolling steel products up to 2015, which amount an investment of R$ 192 million.

Working capital and cash conversion cycle

•      In March 2012, the cash conversion cycle (working capital divided by the daily net sales in the quarter) increased by five days compared to December 2011. Such increase stems from the 8% increase in working capital, due to restocking activities to meet future demands, and the previously mentioned operational difficulties at Gerdau Açominas, compared to the net sales stability in 1Q12 compared to 4Q11.

Financial Liabilities

Indebtedness
(R$ million)	31.03.2012	31.12.2011
Current	1,928	1,757
Local currency (Brazil)	808	821
Foreign currency (Brazil)	280	243
Companies abroad	840	693
Non-current	11,533	11,927
Local currency (Brazil)	2,309	2,383
Foreign currency (Brazil)	6,242	6,462
Companies abroad	2,982	3,082
Gross debt	13,461	13,684
Cash, cash equivalents and financial investments	3,435	4,578
Net debt	10,026	9,106

•      The 10% increase in net debt (gross debt minus cash) on March 31, 2012, compared to December 31, 2011, derives mainly from the Company’s cash reduction.

•      Such cash reduction (cash, cash equivalents and financial investments) occurred mainly due to the settlement of debts during the period, as well as working capital funding. Of this cash, 29% was retained by Gerdau companies abroad, mainly in US dollars.

•      On March 31, 2012, the gross debt composition was: 23% in Brazilian Real, 49% in foreign currency contracted by companies in Brazil, and 28% in several currencies contracted by subsidiaries abroad. Of this total, 14% was short-term and 86% was long-term debt. Gross debt decreased by 2% compared to December 31, 2011, mainly due to the settlement of debts during 1Q12.

•      On March 31, 2012, the weighted average nominal cost of gross debt was 6.1%, with 7.6% for the amount denominated in Brazilian Real, 5.7% plus exchange fluctuation for the amount denominated in US Dollars contracted by companies in Brazil, and 5.7% for the portion contracted by subsidiaries abroad.

Gross debt

(R$ billions)

•      On March 31, 2012, the debt payment schedule, including debentures, was as follows:

Current	R$ million
2nd quarter 2012	788
3rd quarter 2012	368
4th quarter 2012	468
1st quarter 2013	304
Total	1,928

Non-current	R$million
2013	1,514
2014	1,178
2015	523
2016	2,475
2017 and after	5,843
Total	11,533

•      On March 31, 2012, the main debt indicators were the following:

Indicators	31.03.2012		31.12.2011
Gross debt / Total capitalization (1)	33%		34%
Net debt / Total capitalization (2)	27%		25%
Gross debt / EBITDA (3)	3.0	x	2.9	x
Net debt / EBITDA (3)	2.2	x	2.0	x
EBITDA (3) / Financial expenses (3)	4.3	x	4.3	x
EBITDA (3) / Net financial expenses (3)	7.7	x	7.4	x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) Over the last 12 months

Corporate Governance

Share buyback

•      With the goal of complying with the Long Term Incentive Program, the Company implemented a share buyback program of 2.7 million preferred shares in January 2012, of which 1.4 million were under American Depositary Receipts - ADRs, at an average cost of R$ 16.68 per share.

Annual Report

•      Gerdau’s 2011 Annual Report is available at http://www.gerdau.com.br/relatoriogerdau/2011/. Based on the “Sustainable Development” theme, the document describes how Gerdau, throughout its 110 years of existence, grew and diversified its steel businesses while developing a strong commitment towards both people and the environment. Based on a history of integrity, consistency and sobriety, the Company strives to maintain direct and mutually beneficial relationships with shareholders, clients, suppliers, employees, and communities.

Shareholders’ Meetings

•      Metalúrgica Gerdau S.A. and Gerdau S.A. held their Shareholders’ Meeting on April 20 and 26, 2012, respectively. At Metalúrgica Gerdau S.A., shareholders reelected nine Board of Directors members and elected two new members appointed by minority shareholders. Five members of the Board of Auditors were also reelected. At Gerdau S.A., shareholders reelected nine members of the Board of Directors, as well as three members of the Board of Auditors. More information available at https://www.gerdau.com/investidores/governanca-corporativa.aspx.

THE MANAGEMENT

This document contains forward-looking statements. Such statements are based on estimates, information or methods that may be incorrect or inaccurate and may not come to be. These estimates are also subject to risk, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as current and future government regulations. Potential investors are hereby warned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these estimates, which are only applicable on the date in which they were created.

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian Reais (R$)

	March 31, 2012	December 31, 2011
CURRENT ASSETS
Cash and cash equivalents	1,358,747	1,476,599
Short-term investments
Held for Trading	2,069,738	3,095,359
Available for sale	6,195	6,290
Trade accounts receivable - net	4,002,540	3,602,748
Inventories	8,372,318	8,059,427
Tax credits	803,356	815,983
Unrealized gains on financial instruments	470	140
Other current assets	258,101	262,603
	16,871,465	17,319,149

NON-CURRENT ASSETS
Tax credits	364,550	389,035
Deferred income taxes	1,635,995	1,547,967
Related parties	76,129	111,955
Judicial deposits	766,387	713,480
Other non-current assets	190,300	201,989
Prepaid pension cost	533,379	533,740
Advance for capital increase in jointly-controlled entity	92,249	65,254
Investments in associates and jointly-controlled entities	1,425,183	1,355,291
Other investments	19,504	19,366
Goodwill	8,955,655	9,155,789
Other Intangibles	1,254,677	1,273,708
Property, plant and equipment, net	17,442,711	17,295,071
	32,756,719	32,662,645

TOTAL ASSETS	49,628,184	49,981,794

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian Reais (R$)

	March 31, 2012	December 31, 2011
CURRENT LIABILITIES
Trade accounts payable	3,228,728	3,212,163
Short-term debt	1,883,624	1,715,305
Debentures	44,123	41,688
Taxes payable	641,150	591,983
Payroll and related liabilities	447,880	617,432
Dividends payable	—	136,391
Environmental liabilities	23,479	31,798
Unrealized losses on financial instruments	10,098	314
Other current liabilities	387,024	429,927
	6,666,106	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	10,873,783	11,182,290
Debentures	659,640	744,245
Related parties	864	6
Deferred income taxes	1,768,699	1,858,725
Unrealized losses on financial instruments	5,771	5,013
Provision for tax, civil and labor liabilities	960,483	907,718
Environmental liabilities	43,312	36,621
Employee benefits	1,034,539	1,089,784
Put options on non-controlling interest	537,986	533,544
Other non-current liabilities	334,652	327,044
	16,219,729	16,684,990

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(280,733)	(237,199)
Legal reserve	407,615	407,615
Stock option	42,942	36,339
Other reserves	(798,822)	(701,399)
Retained earnings	6,601,055	6,242,932
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,221,238	24,997,469

NON-CONTROLLING INTERESTS	1,521,111	1,522,334

EQUITY	26,742,349	26,519,803

TOTAL LIABILITIES AND EQUITY	49,628,184	49,981,794

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian Reais (R$)

	For the three months period ended
	March 31, 2012	March 31, 2011

NET SALES	9,199,442	8,363,791

Cost of sales	(8,092,895)	(7,199,062)

GROSS PROFIT	1,106,547	1,164,729

Selling expenses	(131,553)	(138,224)
General and administrative expenses	(467,232)	(441,266)
Other operating income	41,532	45,329
Other operating expenses	(9,930)	(9,923)
Equity in earnings of unconsolidated companies	30,885	33,924

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	570,249	654,569

Financial income	81,451	58,141
Financial expenses	(223,347)	(255,500)
Exchange variations, net	55,840	25,885
Gain and losses on financial instruments, net	(11,284)	131

INCOME BEFORE TAXES	472,909	483,226

Income and social contribution taxes
Current	(126,731)	(123,560)
Deferred	50,438	49,773

NET INCOME	396,616	409,439

ATTRIBUTABLE TO:
Owners of the parent	369,589	390,803
Non-controlling interests	27,027	18,636
	396,616	409,439

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian Reais (R$)

	For the three months period ended
	March 31, 2012	March 31, 2011

Cash flows from operating activities
Net income for the period	396,616	409,439
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	437,946	447,564
Equity in earnings of unconsolidated companies	(30,885)	(33,924)
Exchange variation, net	(55,840)	(25,885)
Losses / (Gains) on financial instruments, net	11,284	(131)
Post-employment benefits	37,911	24,074
Stock based remuneration	13,687	4,299
Income tax	76,293	73,787
Loss / (Gain) on disposal of property, plant and equipment and investments	44	(154)
Allowance for doubtful accounts	9,667	8,029
Provision for tax, labor and civil claims	52,656	35,387
Interest income on investments	(63,105)	(23,183)
Interest expense on loans	188,356	203,868
Interest on loans with related parties	(983)	(83)
Provision for net realisable value adjustment in inventory	38,764	18,031
Reversal of net realisable value adjustment in inventory	(9,917)	(56,235)
	1,102,494	1,084,883
Changes in assets and liabilities:
Increase in trade accounts receivable	(429,025)	(432,566)
(Increase) Decrease in inventories	(413,105)	172,423
Increase in trade accounts payable	49,076	605,688
Increase in other receivables	(65,006)	(4,371)
Decrease in other payables	(292,638)	(33,240)
Distributions from jointly-controlled entities	9,290	2,690
Purchases of trading securities	(442,335)	(582,293)
Proceeds from maturities and sales of trading securities	1,530,985	377,637
Cash provided by operating activities	1,049,736	1,190,851

Interest paid on loans and financing	(187,220)	(228,015)
Income and social contribution taxes paid	(47,146)	(49,675)
Net cash provided by operating activities	815,370	913,161

Cash flows from investing activities
Additions to property, plant and equipment	(691,254)	(333,178)
Proceeds from sales of property, plant and equipment, investments and other intangibles	279	1,032
Additions to other intangibles	(45,797)	(47,524)
Advance for capital increase in jointly-controlled entity	(92,249)	—
Proceeds from sales of available for sale securities	—	1,290
Net cash used in investing activities	(829,021)	(378,380)

Cash flows from financing activities
Purchase of treasury shares	(44,683)	(66,529)
Dividends and interest on capital paid	(150,837)	(90,544)
Payment of loans and financing fees	—	(3,101)
Proceeds from loans and financing	278,707	361,835
Repayment of loans and financing	(210,143)	(704,428)
Intercompany loans, net	37,668	360
Net cash used in financing activities	(89,288)	(502,407)

Exchange variation on cash and cash equivalents	(14,913)	(14,942)

(Decrease) Increase in cash and cash equivalents	(117,852)	17,432
Cash and cash equivalents at beginning of period	1,476,599	1,061,034
Cash and cash equivalents at end of period	1,358,747	1,078,466